Exhibit 2
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FOR IMMEDIATE RELEASE                                              26 June 2008


                              WPP GROUP PLC ("WPP")

           ENFATICO ACQUIRES MAJORITY STAKE IN ADPEOPLE A/S IN DENMARK


WPP announces that its wholly-owned operating company, Enfatico, the global marketing services firm designed specifically for Dell Inc. (NASDAQ: DELL) as its first client, has agreed to acquire a majority stake of the issued share capital of ADPeople A/S in Denmark. ADPeople has subsidiary operations in Denmark (SoftwarePeople) and in Bangladesh (Graphic People and SoftwarePeople Bangladesh) - together known as the ASG Group.

The ASG Group is being acquired from PeopleGroup Holdings (part of the Wibroe, Duckert & Partners Group) and management, and provides marketing communications services to clients including Dell, COOP, Boehringer Ingelheim and Intersport.
The ASG Group employs 160 people in its offices in Copenhagen, Denmark and Dhaka, Bangladesh. ASG Group's unaudited consolidated revenues as at 31 December 2007 were DKK 161 million, with gross assets as at that date of DKK 44.9 million.

"As we build a new kind of integrated marketing organization, we are actively exploiting analytics-based decision making and the global efficiencies made possible by today's technology," said Torrence Boone, CEO, Enfatico. "The acquisition of ADPeople A/S gives Enfatico access to expertise, state-of-the-art technology and a Bangladesh-based studio that will deliver cost-efficient global catalog production, print support and brand implementation for Dell and our other clients' marketing needs."

This investment continues WPP's strategy of developing its networks in important markets and sectors. Since its formation earlier this year, and prior to the acquisition of ASG Group, Enfatico has recruited more than 700 employees, and established operations in 13 cities including New York, Austin, San Francisco, Miami, Toronto, Buenos Aires, Costa Rica, Sao Paulo, London, Beijing, Tokyo, Singapore and Sydney.


Contact:
Feona McEwan, WPP                                      T +44 (0)20 7408 2204
www.wpp.com
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